UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2013

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33.30029520-8

PUBLICLY-HELD COMPANY

EXTRACT OF ITEMS (1) and (3) OF THE MINUTES OF THE 27TH MEETING OF THE

BOARD OF DIRECTORS HELD ON MAY 15, 2013.

As the secretary of the meeting of the Board of Directors, I hereby CERTIFY that items (1) and (3) of the Agenda of the 27th Meeting of the Board of Directors of Oi. S.A., held on May 15, 2013, at 10:00 a.m., at Praia do Botafogo, No. 300, 11th floor, room 1101, Botafogo, in the City and State of Rio de Janeiro, read as follows:

“In relation to item (1) of the Agenda, receipt was recorded, on 05/02/2013, of Mr. João Carlos de Almeida Gaspar’s resignation from his position as an member of the Board of Directors, in which his alternate, Mr. Antonio Cardoso dos Santos, automatically assumed, in accordance with Article 26 of the Company’s Bylaws, the position of member of the Board of Directors, for the remainder of the term, until the first Meeting of the Board of Directors to be held after the 2014 General Shareholders’ Meeting, the respective alternate position remaining vacant until further deliberation.

“In relation to item (3) of the Agenda, Mr. Tarso Rebello Dias presented a proposal for the re-ratification of deliberations relating to item 5 (ii) of the Agenda of the meeting of this Board to be held on March 20, 2013, related to the issuance, by the Company, of unsecured, simple, non-convertible debentures, in up to two series, totaling up to R$1,200,000,000.00 (one billion two hundred million reais), to include the following characteristics: completion of the 11th (eleventh) issuance, the 9th public issuance, of unsecured, simple, non-convertible debentures, in up to two series, by the Company (“Issuance” and “Debentures”, respectively), in accordance with Article 52, et seq., of the Brazilian Corporation Law, for public offerings of Debentures, in accordance with the terms of CVM Instruction No. 400, dated December 29, 2003, as amended (“CVM Instruction 400”), especially in observance of the procedure to automatically grant registration for public offerings of securities by issuers with large market exposure, as provided for in Articles 6-A and 6-B of CVM Instruction 400, as well as other applicable legal, regulatory and self-regulatory provisions (the “Public Offer”), with possible international placement efforts, in accordance with U.S. Securities and Exchange Commission exemptions for the registration of securities offerings. The Issuance will have the following characteristics: (a) Value: the total amount offered will be up to R$1,200,000,000.00 (one billion two hundred million reais), observing that such amount may be increased, due to the Over-Allotment and Additional Debentures Options (as defined below); (b) Par Value: the Debentures will have the par value of R$1,000.00 (one thousand reais) on the Date of Issuance (as defined below) (“Par Value”); (c) Number of Debentures: initially, up to 1,200,000 (one million two hundred thousand) may be issued, observing that this number of Debentures may be increased, due to the Over-Allotment and Additional Debentures Options (as defined below), in which the number of Debentures to be allocated in each of the Series will be determined in accordance with the demand for the Debentures, calculated after the Bookbuilding Procedure (“vasos comunicantes” structure); (d) Series: up to two series for public distribution under a “vasos comunicantes” structure; (e) Type: unsecured, pursuant to Article 58 of the Brazilian Corporation Law; (f) Term: the first series of Debentures (“1st Series”) will mature in up to 7 (seven) years from the Date of Issuance (“1st Series Date of Issuance”), while the second series of Debentures (“2nd Series”) will mature in up to 10 (ten) years from the Date of Issuance (“2nd Series Date of Issuance”), except in cases of early redemption, when applicable, and/or in the event of early maturity, in accordance with the terms to be set forth in the indenture of the Debentures (the “Indenture”); (g) Form, Type and Convertibility: the Debentures will be issued in a nominative, book-entry form, without certificates. The Debentures will be simple and non-convertible into shares issued by the Company or any other company; (h) Coordinators: Banco BTG Pactual S.A. and/or HSBC Corretora de Títulos e Valores Mobiliários S.A. and/or BB Banco de Investimento S.A. and/or Banco Santander (Brasil) S.A. and/or Banco Itaú BBA S.A. and/or Banco Bradesco BBI S.A. and/or their respective affiliates (the “Coordinators”); (i) Additional and Over-Allotment Options: the number of debentures may be increased up to 20% (twenty percent), in relation to the number originally offered, through the issuance of additional Debentures (“Additional Debentures”), in accordance with the terms of Article 14 of CVM Instruction 400 (the “Additional Debentures Option”). Furthermore, under the terms of Article 24 of CVM Instruction 400, the number of Debentures initially offered, without considering Additional Debentures, may be increased up to 15% (fifteen percent) (“Supplemental Debentures”), pursuant to the option to be granted by the Company to the Coordinators, which can only be exercised by the Coordinators under common agreement with the Company (the “Over-Allotment Option”); (j) Placement Regime: except for Additional Debentures and Supplemental Debentures, which, if any, the Coordinators will place according to their best efforts, the Debentures will be offered publicly, under a firm subscription guarantee, in accordance with the distribution plan to be prepared by the Coordinators; (k) Infrastructure Project Considered a Priority by the Brazilian Ministry of Communications: the issuance of the 2nd Series will be carried out in accordance with the terms of Articles 1 and 2 of Law No. 12,431, dated June 24, 2011, as amended (“Law 12,431), and applicable regulations, in order to implement the Project (as defined below) considered a priority under the terms of a Ministerial Order to be issued by the Brazilian Ministry of Communications; (l) Use of Proceeds: the resources obtained by the Issuer as a result of the 1st Series will be used, wholly, for: (i) the refinancing of the Issuer’s short-term debt; and/or (ii) carrying out investment plans—the Issuer’s capital expenditures; and/or (iii) shoring up working capital. The net proceeds already obtained by the Company from the Issuance of the 2nd Series will be used, wholly, for financing the telecommunications infrastructure investment project, in accordance with the Debenture Deed (the “Project”), or will allocated to the future payment or reimbursement of costs, expenses and debts related to the Project, including costs, expenses and debts derived from research, development and innovation, that are incurred within a period equal to 24 (twenty-four) months from the date of the closing of the offering; (m) Date of Issuance: the date of issuance of the Debentures will be established in the Indenture (the “Date of Issuance”); (n) Registration for Distribution and Trading: the Debentures will be registered for: (i) distribution on the primary market through (1) the Distribution of Assets Module (Módulo de Distribuição de Ativos – MDA) managed and operated by CETIP S.A. – Mercados Organizados (“CETIP”), financial settlement occurring through CETIP and/or (2) the Distribution of Assets System (Sistema de Distribuição de Ativos – DDA) managed and operated by BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), financial settlement occurring through BM&FBOVESPA; and (ii) trading on the secondary market, primarily through mechanisms that permit the direct intervention of third parties, through (1) CETIP21 – Títulos e Valores Mobiliários, managed and operated by CETIP, trading being settled and the debentures held electronically by CETIP and/or (2) BOVESPAFIX, managed and operated by the BM&FBOVESPA, trading being settled and the debentures held in the custody of the BM&FBOVESPA; (o) Renumeration: on the Nominal Unit Value or on the outstanding balance of the Nominal Unit Value, as applicable, the 1st Series will bear interest equivalent to 100% (one hundred per cent) of the accumulated variation of the average daily rate for interbank deposits, expressed as an annual percentage, on the basis of 252 business days, calculated and announced daily by CETIP (the “DI Rate”), increased exponentially by a spread equivalent to a certain annual percentage, to be defined during the procedure of collecting potential investors’

intentions, organized by the Coordinators in accordance with Article 23, paragraphs 1 and 2, and Article 44 of CVM Instruction 400 (the “Bookbuilding Procedure”), and, under all circumstances, limited to 0.85% annually, based on 252 business days, exponentially and cumulatively calculated, pro rata temporis, per elapsed business day, with respect to Nominal Unit Value of Debentures from the 1st Series as of their Date of Issuance or the date immediately prior to the date of remuneration payment on the 1st Series, as the case may be, until the date of effective payment. Remuneration for the 1st Series will be calculated in accordance with the formula provisioned in the respective Indenture. The Nominal Unit Value of Debentures from the 2nd Series will bear interest based on the accumulated variation of the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, “IPCA”), as disclosed by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, “IBGE”), from their Date of Issuance (“2nd Series Monetary Adjustment”). The 2nd Series will bear interest on the Nominal Unit Value or on the outstanding balance of the Nominal Unit Value, as applicable, as adjusted by the 2nd Series Monetary Adjustment, equivalent to exponential sum of: (i) the percentage corresponding to the average internal rates of return of Brazilian Treasury Notes (Notas do Tesouro) from the B Series (“NTN-B”), maturing in accordance with the Date of Issuance, to be determined between the fifth, fourth and third business days immediately preceding the Bookbuilding Procedure, in accordance with rates indicated by ANBIMA; and (ii) an annual percentage, based on 252 business days, equivalent to a certain annual percentage, to be determined in accordance with the Bookbuilding Procedure, and, under all circumstances, limited to 0.75% annually, from the Date of Issuance or the date of the last remuneration payment for the Debentures from the 2nd Series, as applicable, until the effective date of payment. Remuneration on Debentures from the 2nd Series will be based on a compound capitalization regime, pro rata temporis, per Business Day and will be paid annually from the Date of Issuance; (p) Remuneration Payments: (i) the remuneration for Debentures from the 1st Series will be paid quarterly, from the Date of Issuance; and (ii) the remuneration for Debentures from the 2nd Series will be paid annually, from the Date of Issuance; (q) Distribution and Placement Periods: the Debentures will be distributed over a period lasting up to 6 (six) months from the first date of distribution, as provisioned in Article 18 of CVM Instruction 400; (r) Form of Payment: the 1st Series and 2nd Series will be paid in full in national currency; (s) Optional Early Redemption: Debentures from the 1st Series may be redeemed during the final three years with a premium of up to 1.05% if exercised between the 48th and 59th months, up to 0.5% if exercised between the 60th and 72nd months, and up to 0.3% if exercised between the 73rd and 84th months, early redemption being prohibited for the 2nd Series, issued in accordance with Article 2 of Law 12,431; (t) Early Redemption Offer: the Company may, at its sole discretion, carry out an offer for the early redemption of Debentures, of one or more series (considering that, with respect to the 2nd Series, this is permitted by Law 12,431 and under the terms to be regulated by National Monetary Council (Conselho Monetário Nacional)), in accordance with terms and conditions to be provisioned under the Indenture; (u) Amortization: the amortization of principal for the (i) 1st Series (1) will occur in 2 (two) equal and consecutive annual installments from the 6th year after the Date of Issuance or (2) if there is no agreement as to a possible substitute for the DI Rate, in accordance with the Indenture; and (ii) 2nd Series (1) will occur in 3 (three) annual installments, duly adjusted by the 2nd Series Monetary Adjustment, from the 8th year after the Date of Issuance or (2) if there is no agreement as to a possible substitute for the IPCA, in accordance with the Indenture; (v) Optional Purchase: the Company may, at any time, acquire Debentures in circulation, in accordance with the provisions of Article 55, paragraph 3, of the Brazilian Corporation Law, provided that the acquisition is in compliance with CVM regulations. In relation to circulating Debentures from the 2nd Series, the Company may only acquire these Debentures 2 (two) years after the Date of Issuance, pursuant to Article 1, paragraph 1, and Article 2 of Law 12,431; (x) Early Maturity: subject to the Provisions of the Indenture, the Trustee must declare the early maturity of all obligations subject to the Indenture and demand immediate payment by the Company of the updated Par Value (if applicable), or of the balance of the updated Par Value (if applicable), as applicable, of the outstanding Debentures, plus Remuneration, calculated pro rata temporis from the Date of Issuance or from the date of the last payment of Remuneration, as applicable, until the date of effective payment, in the occurrence of any of the following events (each of which is an “Event of Default”): (I)(a) bankruptcy of the Company and/or any company directly or indirectly controlled by the Company that represents individually, at least, 20% (twenty percent) or more of the Company’s consolidated EBITDA, according to the last quarterly or annual financial information, duly reviewed or audited by an independent auditor, as applicable, sent to the CVM (“Relevant Subsidiaries”); (b) filing of voluntary bankruptcy by the Company and/or any of the Relevant Subsidiaries; (c) filing bankruptcy for the Company and/or any of its Relevant Subsidiaries by third-parties not suppressed within the legal term; (d) filing judicial or extrajudicial corporate reorganization of the Company and/or of any of its Relevant Subsidiaries, regardless of approval of its processing or of the competent judge’s concession; or (e) liquidation, dissolution or termination of the Company and/or any of its Relevant Subsidiaries, unless the liquidation dissolution and/or termination results from a corporate transaction that does not constitute an Event of Default, in the terms permitted by item XIII below; (II) transformation of the Company into a limited liability company, in accordance with the terms of Articles 220 and 222 of the Brazilian Corporation Law; (III) alienation, guarantees to third-parties or the constitution of any type of lien or encumbrance on any asset or right of the Company to any third-party, unless made (a) for providing guarantees in administrative or legal proceedings, (b) in favor of companies that are, at the moment of alienation or constitution of the respective guarantee or lien, direct or indirect controllers, subsidiaries, affiliates of or under common control with the Company, (c) in case of alienation of assets or rights, if performed under normal market conditions (arm’s length), or (d) in the ordinary course of business for the Company for as long as such alienation, provision of guarantee for third-parties or constitution of any type of lien or encumbrance on any of the assets or rights of the Company does not compromise the fulfillment of the Company’s obligations to its Debentureholders; (IV) subordination of the debt represented by the Debentures to any other debt that is pari passu to the Debentures, except for those whose preference derives for legal or judicial determination; (V) cancellation, revocation or termination of any documents referring to this Offering; (VI) final judgment rendered by any judge or court declaring the illegality, invalidity or unenforceability of any document referring to this Offering; (VII) declaration of early maturity of any of the Company’s or Relevant Subsidiaries’ obligations, individually or in the aggregate, as defined in the Indenture; (VIII) default of any payment obligations of the Company or of any of the Relevant Subsidiaries, individually or in the aggregate, as defined in the Indenture, unless the default is cured within 15 (fifteen) days of its occurrence; (IX) protest of title of the securities brought against the Company or any of its Relevant Subsidiaries, individually or in the aggregate, as defined in the Indenture, unless cured within 15 (fifteen) days from the date of order to pay the defect, or within the time established for payment, unless less than 15 (fifteen) days, in which case it must be proven to the Trustee that (a) the third party’s protest was made in error or bad faith; (b) the protest was cancelled or halted; (c) guarantees in court have been made; or (d) the amount under protest was duly settled; (X) in the case of any final court judgment, definitive arbitration decision, writ of attachment or similar proceeding, as long as not appealable, that concerns the cash payment of the individual or aggregate value, to be defined in the Indenture, by the Company, any of its Relevant Subsidiaries and/or any of its assets, without offering payment of a security deposit as collateral within 30 (thirty) days of receipt of the sentence, arbitration award, warrant or similar process; (XI) (a) revocation, termination, ownership, suspension, adverse modification, cancellation or non-renewal of concessions for providing public telecommunication services by the Company and/or any of its Relevant Subsidiaries, that may adversely affect the fulfillment of the Company’s obligations required by the Indenture and are not cured within 30 (thirty) days of the date on which the Company becomes aware of its occurrence; (b) enactment of any law, decree, normative act, ordinance or resolution that results in the revocation, termination, appropriation, suspension, relevant and adverse modification or the cancellation of the concessions held by the Company or by any of its Relevant Subsidiaries, that may adversely affect the fulfillment of the Company’s obligations required by the Indenture and which are not cured within 30 (thirty) days of the date on which the Company becomes aware of its occurrence; (XII) alteration of the Company’s corporate purpose as stated in its Bylaws in force during the Date of Issuance, unless, alternatively, such alteration (a) was previously authorized by Debentureholders representing, at least 75% (seventy five percent) of the outstanding Debentures; or (b) does not result in a substantial alteration that may cause significant deviations of the Company’s or any of its Relevant Subsidiaries’ main activities, does not compromise the Company’s ability to fulfill its obligations under the Indenture, and which are not cured within 30 (thirty) days of the date on which the Company becomes aware of its occurrence; (XIII) indirect or direct change of control to the Company and/or its Relevant Subsidiaries, as defined in Article 116 of the Brazilian Corporations Law, except for a direct or indirect change of control of the Company that does not result in the reduction of two out of three of the Company’s risk ratings by at least two notches, in relation to their ratings at the time immediately preceding the publication of material fact regarding the alteration of control. For the purposes of this subparagraph, the convocation by the rating agencies, for the rating of this Offering, must be made within 10 (ten) days of the date on which the material fact regarding the alteration of control in question is published, under penalty of the Trustee declaring the early maturity of the Debentures, if the referred convocation is not made,; (XIV) the occurrence of an incorporation, split, merger or any type of corporate reorganization involving the Company or any of its Relevant Subsidiaries, except: (a) if the operation has the prior approval of Debentureholders representing, at the minimum, 75% (seventy-five percent) of Debentures in circulation; or (b) if Debentureholders who so desire have been guaranteed, during a minimum period of 6 (six) months from the date of the publication of the minutes of corporate actions related to the operation, the right to require the Company, through notification, to redeem them by paying the outstanding balance of the Nominal Unit Value plus Remuneration due, calculated pro rata temporis, from the Date of Issuance or the date of payment of Remuneration immediately prior until the date of effective redemption; or (c) by corporate reorganization operations (including mergers, splits or consolidations) involving exclusively, individually or in the aggregate, the Company and/or the companies that are, directly or indirectly, controlling shareholders, subsidiaries or under common control; or (d) by merger of the Company and/or of the Relevant Subsidiaries with third parties not pertaining to the Oi economic group that does not result in the reduction of two out of three of the Company’s risk ratings by at least two notches, in relation to their ratings at the time immediately preceding the publication of material fact regarding the alteration of control; (XV) the Company’s assignment, promise of assignment or any form of transfer or promise of transfer to third parties of obligations undertaken in the Indenture, except for those resulting from operations described in item XIV (c) above; (XVI) the Company’s non-payment of any pecuniary obligation relating to the Debentures and/or the Indenture on the respective payment date according to the Indenture, not cured within 2 (two) business days from the respective maturity date; (XVII) the Company’s failure to comply with any non-pecuniary obligation required by the Indenture, not cured within 30 (thirty) days from the date of notice of the respective non-compliance; (a) by the Company to the Trustee, or (b) by the Trustee to the Company, whichever occurs first, and the term according to subparagraph XVII does not apply to the obligations for which a specific term has been established; (XVIII) evidence that any of the declarations given in the Indenture and in the other Offering documents were proven to be false, incorrect or misleading in any relevant aspect, not cured within 5 (five) business days from the date of notice of the referred to evidence (a) by the Company to the Trustee, or (b) from the Trustee to the Company, whichever occurs first; (XIX) non-maintenance, by the Company, of any of the financial indices listed below, to be verified quarterly by the Trustee based on the consolidated quarterly information disclosed regularly by the Company (“Financial

Indices”): (a) Total Debt/EBITDA equal or inferior to 4.00 (four); and (b) EBITDA/Debt Service equal or superior to 1.75 (one and 75 hundredths), in accordance with provisions to be defined in the Indenture. The results of the Bookbuiling Procedure will be ratified through an amendment to the Indenture, which will be filed with JUCERJA, and will be disclosed in the announcement of commencement of the Issuance, in accordance with Article 23, paragraph 2, of CVM Instruction 400, without necessity of further Company corporate approval or of a general meeting of Debentureholders. Members of the Board of Directors approved this proposal unanimously and delegated to the Company’s Executive Board the powers to take all necessary measures and to enter into any agreements and/or instruments required to Register and Publicly Offer the Debentures, including, but not limited to: (a) discussing, negotiating and defining the terms and conditions of the Debentures; (b) hiring duly authorized financial institutions to be responsible for providing Trustee and Paying Agent services, as well as the coordination and intermediation of the Public Offer, under a firm subscription guarantee; (c) hiring any other service providers related to the Issuance, the Public Offer and/or the Debentures, including, but not limited to, legal advisors, ratifying all other measures already taken by the Company’s Executive Board to this end; and (d) carrying out all and any acts required to register and publish these minutes with the appropriate bodies and books, in accordance with applicable laws.”

A majority of the Board of Directors were present and signed as follows: José Augusto da Gama Figueira; Antonio Cardoso dos Santos; Armando Galhardo N. Guerra Junior; Rafael Cardoso Cordeiro; Carlos Augusto Borges; Cristiano Yazbek Pereira; Fernando Marques dos Santos; Bruno Gonçalves Siqueira (alternate); Carlos Fernando Costa; and José Valdir Ribeiro dos Reis.

Rio de Janeiro, May 15, 2013.

Luciana de Assis Serra Alves

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2013

OI S.A.

By:	/s/ Alex Waldemar Zornig
	Name:	Alex Waldemar Zornig
	Title:	Chief Financial Officer and Investor Relations Officer